THE LAW OFFICES, OF BYRON THOMAS.

3275 S. Jones Blvd.

#104

Las Vegas NV 89146

BYRON E. THOMAS, ESQ. NEVADA BAR NO. 8906	Telephone: 702-761-4945 Facsimile: 702 543-4855

United States Securities and Exchange Commission

Larry Spirgel

Assistant Director

Washington D.C. 20549

                                    Re: Renewable Energy and Power, Inc.

                                    Preliminary Information Statement filed on Schedule 14(c) Filing Date July 28, 2016

                                    File No. 000-55237

Dear Mr. Spirgel

This firm represents Renewable Energy and Power, Inc. We are in receipt of your letter of August 3, 2016. We will amend Renewable's Preliminary Statement in response to that letter as follows:

Certain Relationships and Related Transactions, and Director Independence, page 7

1. You state Mr. MacIntyre is the controlling shareholder with 54% of the issued and outstanding shares but the beneficial ownership table only shows him owning 25.91% of the outstanding shares. Please advise or revise your disclosure so it is accurate and consistent throughout the information statement.

Response of Renewable:

Renewable has amended its Certain Relationships and Related Transactions, and Director Independence section, on page 7 to show that Mr. MacIntyre is the controlling shareholder with 25.91%, thus revising the Preliminary statement to make it accurate and consistent throughout.

Reverse Stock Split, page 7

2. We note the company intends to affect a one-for-two thousand reverse stock split. However, your disclosure under the heading reverse stock split stats the ratio will be one for-one thousand. Please advise or revise your disclosure so it is accurate and consistent throughout the information statement.

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Response of Renewable:

Renewable has amended its Reverse Stock Split section on page 7 to indicate Renewable will affect a one for two thousand reverse split, thus revising the Preliminary statement to make it accurate and consistent throughout.

Potential Effects of Proposed Amendment, page 8

3. Please revise your disclosure to identify the eligible holders discussed on page 8. Additionally, disclose the treatment of the shares held by such parties.

                Response of Renewable:

Renewable has reviewed the Potential Effects of Proposed Amendment section, page 8, of its preliminary disclosure and determined that the use of the term "eligible holder" may cause confusion as "eligible holder" and "record holders of our common stock otherwise entitled to a fractional share as a result of the reverse stock split" are one in the same. Therefore, Renewable has removed the term "eligible holder" from the preliminary disclosure and amended the section so as to avoid confusion.

Sincerely yours,

By:	/s/ Byron E. Thomas
BYRON E. THOMAS

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